UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1 )*

Corriente Resources Inc.
(Name of Issuer)
Common Stock, no par value
(Title of Class of Securities)
22027E409
(CUSIP Number)
Jean-François Joly
Credit Industriel et Commercial
6 avenue de Provence
75009 Paris, France
+33 1 45 96 90 72
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
March 26, 2010
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	22027E409

1	NAMES OF REPORTING PERSONS Credit Industriel et Commercial

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

France

	7	SOLE VOTING POWER

NUMBER OF		7,782,900

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		Nil

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		7,782,900

WITH	10	SHARED DISPOSITIVE POWER

Nil

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

7,782,900

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

10.3%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

BK
* Based on a total number of Corriente Resources Inc. shares outstanding of 75,349,893 as of the Issuer’s quarterly financial statement dated September 30, 2009.

CUSIP No.	22027E409
This amendment (“Amendment No. 1”) amends the Schedule 13D filed by Credit Industriel et Commercial (“CIC”) with the Securities and Exchange Commission (the “SEC”) on March 24, 2010 (the “Initial Statement”). Except as specifically set forth herein, the Initial Statement remains unmodified.
Capitalized terms used in this Amendment No. 1 without being defined herein have the meanings given to them in the Initial Statement.
Item 5. Interest in Securities of the Issuer
Item 5 is amended and restated in its entirety below.
(a) As of the date of this Schedule 13D, CIC is the beneficial owner of 7,782,900 shares of Common Stock constituting approximately 10.3% of the total issued and outstanding shares of Common Stock of the Issuer.
(b) As of the date of this Schedule 13D, CIC may be deemed to hold sole power to vote and to dispose of the 7,782,900 shares of Common Stock of the Issuer as described in (a) above.
(c) Transactions made by CIC in the Common Stock of the Issuer in the past 60 days from the date of this Schedule 13D are attached as Exhibit 2.
(d) No person other than CIC is known to have the right to receive, or the power to direct the receipt of, dividends from, or proceeds from the sale of, the shares of Common Stock of the Issuer reported in this Schedule 13D.
(e) None.
Item 7. Material to be Filed as Exhibits.
Item 7 is amended and restated in its entirety below.
Exhibit 1: Stock Loan Agreement by and between CIC and Cigogne Management S.A.
Exhibit 2: Transactions made by CIC in the Common Stock of the Issuer in the past 60 days from the date of this Schedule 13D.

CUSIP No.	22027E409
SIGNATURES
After reasonable inquiry and to the best of my knowledge, I certify that the information set forth in this statement is true, complete and correct.
Dated: March 29, 2010

CREDIT INDUSTRIEL ET COMMERCIAL
By:	/s/ Jean-François Joly
	Name:	Jean-François Joly
	Title:	Head of Legal and Tax Department